November 19, 2024

Tsz Keung Chan
Chief Executive Officer
Rich Sparkle Holdings Ltd
Portion 2, 12th Floor, The Center
99 Queen   s Road Central
Hong Kong

        Re: Rich Sparkle Holdings Ltd
            Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 30, 2024
            CIK No. 0002031688
Dear Tsz Keung Chan:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted October 30, 2024
Cover Page

1. We note your response to prior comment 2 and added disclosure that you "are subject to certain legal and operational associated with our operating entity being based in
       Hong Kong..." Please revise this sentence to state that you are subject to certain legal and operational risks associated with your operations in Hong Kong.
2. Please further enhance your disclosure regarding transfer of funds within your organization to explain how cash is transferred from the holding company to your subsidiaries. In response to prior comment 3, you have revised to state that Rich
 November 19, 2024
Page 2

       Sparkle "relies on dividends and other distributions on equity" from its operating subsidiary, but it remains unclear how funds would be transferred in the other direction. Provide this disclosure in the discussion of cash transfers in the prospectus summary as well.
Prospectus Summary
Permission Required From Hong Kong and Chinese Authorities, page 13

3. We note your response to prior comment 11 and reissue. Please revise to clearly indicate, if true, that you have relied upon opinions of PRC and Hong Kong counsel with respect to each conclusion regarding permissions and approvals from PRC and
       Hong Kong regulatory authorities. In this regard, you continue to use ambiguous language, such as "[a]s confirmed by our PRC Counsel," "as further advised by our
       PRC Counsel," and "[a]s confirmed by David Fong & Co," rather than clear indication that you have received opinions from such counsel.
Management
Compensation of Directors and Executive Officers, page 107

4. Please update your executive officer and director compensation information for your fiscal year ended September 30, 2024. Refer to Item 6.B of Form 20-F. Related Party Transactions, page 109

5. We reissue prior comment 20. Revise to provide the information called for by Item
       7.B of Form 20-F with respect to each related party transaction required to be disclosed in this section. In this regard, you continue to disclose a related party balance as of certain dates without discussing the underlying advances from the
       related company    that resulted in such balance. Additionally, please
disclose the
       outstanding amount(s) due to Superb Prospect Group Ltd. as of the most recent practicable date.
General

6. We note your response to prior comment 23, particularly that the outstanding
       25 Series A preferred shares held by FCGM Strategic Investment Pte. Ltd. will automatically convert into ordinary shares prior to consummation of the IPO pursuant to terms of the subscription agreement dated June 26, 2024. Please further clarify whether the class of Series A preferred shares will remain authorized pursuant to your governing documents (i.e. Second Amended and Restated Memorandum and Articles
       of Association) such that additional shares of the class may be issued by the company at any time, even if no Series A preferred shares are outstanding at the time of the IPO. In this regard, your condensed consolidated balance sheets as of March 31,
       2024 indicate that 25,000 Series A preferred shares are authorized under your governing documents. To the extent that your governing documents to be effective following the IPO will continue to authorize the issuance of preferred shares, revise to briefly describe such dual- or multi-class structure and the different authorized classes of stock in the prospectus cover page, summary, risk factors, and capitalization sections. Explain the nature of any disparate voting or other material rights associated with the classes.
 November 19, 2024
Page 3

       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Lawrence Venick